VAN KAMPEN FLORIDA QUALITY MUNICIPAL TRUST

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 5,244,112 shares voted in his favor and 38,898 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 5,242,812 shares voted in his favor and 40,198 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 5,243,447 shares voted in his favor and 39,563 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Don G. Powell, Hugo
F. Sonnenschein and Theodore A. Myers. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 5,219,437 shares voted in favor of the proposal. 9,159 shares voted against and 54,414 shares abstained.